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Exhibit (a)(5)(F)

FOR IMMEDIATE RELEASE

DUCHOSSOIS INDUSTRIES, INC. COMPLETES
ACQUISITION OF AMX CORPORATION

        Elmhurst, Illinois (April 8, 2005)—Duchossois Industries, Inc. ("DII") today announced the completion of its acquisition of AMX Corporation for $22.50 per share of AMX common stock in cash.

        The acquisition of AMX Corporation was commenced pursuant to a cash tender offer by an affiliate of DII for all of the outstanding shares of common stock of AMX at a price of $22.50 per share, net to the seller in cash, without interest. As previously announced, the initial offering period for the tender offer expired at midnight, New York City time, on March 23, 2005. The subsequent offering period expired at 5:00 p.m., New York City time, on April 7, 2005.

        The depositary for the tender offer, The Bank of New York, has advised DII that, as of the expiration of the subsequent offering period, an aggregate of 832,832 shares of AMX common stock were validly tendered in the subsequent offering period. Together with the 10,015,173 AMX common shares DII acquired pursuant to the initial offering period and the 531,527 AMX common shares DII acquired pursuant to notices of guaranteed delivery, DII acquired 11,379,532 AMX common shares in the tender offer, representing approximately 92.5% of the outstanding AMX common shares.

        On April 8, 2005, DII completed the acquisition of AMX through the merger of one of its affiliates, Amherst Acquisition Co., with and into AMX. All remaining AMX common shares (other than AMX common shares owned by shareholders who properly exercise appraisal rights pursuant to the Texas Business Corporation Act) were converted into the right to receive $22.50 per share in cash, without interest. As a result of the merger, AMX common shares will no longer be listed on the Nasdaq National Market.

Contact Robert L. Fealy, Chief Financial Officer (630-530-6103)

About Duchossois

        DUCHOSSOIS INDUSTRIES, INC. ("DII"), a privately held company headquartered in Elmhurst, Illinois, a suburb of Chicago, holds interests in a diversified portfolio of companies, including The Chamberlain Group, Inc. (consumer and commercial access control products), Chamberlain Manufacturing Company (defense products), Thrall Investment Group of Companies (investments) and Duchossois Technology Partners (venture capital). DII also holds strategic interests in Churchill Downs, Inc. (CHDN) and Trinity Industries, Inc. (TRN).

About AMX Corporation

        Founded in 1982, AMX Corporation is a worldwide leader in advanced control and automation technology for commercial and residential markets. AMX products enable users to centrally manage and control a variety of audio/video, environmental and communications technologies. Customers also leverage the company's advanced hardware and software platforms to store and distribute digital content, as well as to manage a selection of resources and services. By centralizing the management and control of these devices, AMX customers experience simplicity, efficiency and productivity in any environment. AMX delivers these benefits by working with leading manufacturers, dealers and distributors to integrate its products into vertical market installations around the world. It's your world. Take control.™ For more information about AMX, visit www.amx.com.

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  Exhibit (a)(5)(F)
DUCHOSSOIS INDUSTRIES, INC. COMPLETES ACQUISITION OF AMX CORPORATION